LETTER TO BROKERS

OFFER TO PURCHASE

by

COLLINS INDUSTRIES, INC.

UP TO 1,100,000 SHARES OF ITS COMMON STOCK AT A
PURCHASE PRICE NOT GREATER THAN $4.50
NOR LESS THAN $3.60 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON NOVEMBER 21, 2003, UNLESS THE OFFER IS EXTENDED. COLLINS INDUSTRIES, INC. MAY EXTEND THE OFFER PERIOD AT ANY TIME.

October 10, 2003

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

        Collins Industries, Inc., a Missouri corporation, has appointed us to act as the information agent in connection with its offer to purchase for cash up to 1,100,000 shares of its common stock, par value $0.10 per share, at a price not greater than $4.50 nor less than $3.60 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares.

        Given the prices specified by tendering shareholders and the number of shares tendered and not properly withdrawn, Collins Industries, Inc. will select the lowest purchase price between $3.60 and $4.50 net per share in cash, without interest, that will allow the company to purchase 1,100,000 shares, or, if a lesser number of shares are properly tendered, all shares that are properly tendered. All shares acquired in the tender offer will be purchased at the same price.

        Collins Industries, Inc.'s offer is being made upon the terms and subject to the conditions set forth in its Offer to Purchase, dated October 10, 2003, and in the related letter of transmittal, which as they may be amended and supplemented from time to time, together constitute the tender offer.

        Only shares properly tendered at prices equal to or below the purchase price and not properly withdrawn will be purchased. However, because of the proration provisions described in the Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than 1,100,000 shares are properly tendered. All shares tendered and not purchased, including shares tendered at prices above the purchase price and shares not purchased because of proration or the conditional tender procedures, will be returned at Collins Industries, Inc.'s expense as soon as practicable following the expiration date.

        Collins Industries, Inc. reserves the right, in its sole discretion, to purchase more than 1,100,000 shares pursuant to the tender offer, subject to applicable law.

        The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions described in the Offer to Purchase.

        Upon the terms and conditions of Collins Industries, Inc.'s offer, if more than 1,100,000 shares are properly tendered at prices equal to or below the purchase price and not properly withdrawn, Collins Industries, Inc. will purchase properly tendered shares in the following order:

  •
  First, all shares properly tendered and not properly withdrawn by any "odd lot holder" (as defined in the Offer to Purchase) who:

  (i)
  tenders all shares owned (beneficially or of record) by the odd lot holder at a price equal to or below the purchases price (tenders of less than all the shares owned will not qualify for this preference); and

  (ii)
  completes the section entitled "Odd Lots" in the letter of transmittal and, if applicable, in the notice of guaranteed delivery;

  •
  Second, all shares properly tendered and not properly withdrawn by any holder who would become an "odd lot holder" (as defined in the Offer to Purchase) as a result of any proration and who tenders all shares owned at a price equal to or below the purchase price; and

  •
  Third, after the purchase of all the shares properly tendered by odd lot holders and by those who would become odd lot holders as a result of proration, all other shares properly tendered at prices equal to or below the purchase price, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares and subject to the conditional tender procedures described in Section 6 of the Offer to Purchase.

        For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

  •
  Offer to Purchase, dated October 10, 2003;

  •
  letter to clients that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the tender offer;

  •
  letter of transmittal for your use and for the information of your clients (together with accompanying instructions and Substitute Form W-9);

  •
  letter to shareholders of Collins Industries, Inc., dated October 10, 2003, from Donald Lynn Collins, President and Chief Executive Officer of Collins Industries, Inc.;

  •
  notice of guaranteed delivery to be used to accept the tender offer if the share certificates and all other required documents cannot be delivered to the depositary before the expiration date; and

  •
  guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

        Your prompt action is requested. We urge you to contact your clients as promptly as possible. The tender offer and withdrawal rights will expire at 5:00 p.m., Eastern time, on November 21, 2003, unless the tender offer is extended.

        No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of shares under the tender offer. Collins Industries, Inc. will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares held by you as a nominee or in a fiduciary capacity. Collins Industries, Inc. will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the Offer to Purchase and letter of transmittal.

        In order to properly tender shares under the tender offer, a shareholder must do either (1) or (2) below:

  (1)
  Provide that the depositary receives the following before the offer expires:

  •
  one of (a) the certificates for the shares or (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, and

  •
  one of (a) a properly completed and executed letter of transmittal including any required signature guarantees, (b) an "agent's message" of the type described in Section 3 of the Offer to Purchase in the case of a book-entry transfer or (c) a specific acknowledgement in the case of a tender through the "automated tender offer program" described in Section 3 of the Offer to Purchase, and

  •
  any other documents required by the letter of transmittal.

  (2)
  Comply with the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

Please call us toll-free at (800) 414-2879 should you have any inquiries with respect to the tender offer or need to obtain additional copies of the enclosed material.

Very truly yours,

Mellon Investor Services LLC

(Enclosures)

        NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF COLLINS INDUSTRIES, INC., THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE TENDER OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.